**Fisher & Paykel
Appliances Holdings
Limited**

78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com



10 October 2005



05011762

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868**

The attached documents were lodged with the Australian [ASX] and New Zealand Stock Exchanges [NZX] on 10 October 2005.

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

M D Richardson
Chief Financial Officer

PROCESSED
OCT 1 8 2005
THOMSON
FINANCIAL

Enclosures:

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Headline Notice of Issue of Securities

Announcement text Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX 10 OCTOBER 2005

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 13,333

3. Principal Terms of the Securities : Issue of 13,333 Ordinary Shares following the exercise of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 13,333 Shares @ NZ$2.525

5. Date of Issue : 10 October 2005

6. Number and Class of All Securities Quoted, Including This Issue : 263,986,830 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 10,811,182 Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

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  Released - 28 Sep 2005 at 08:48:47 AM
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- *L Ross*

Fisher & Paykel Appliances Holdings Limited

STOCK EXCHANGE RELEASE: NZX 10 OCTOBER 2005

Notice of Issue of Securities

1. Class of Securities Issued : Ordinary Shares

2. Number of Securities Issued : 13,333

3. Principal Terms of the Securities : Issue of 13,333 Ordinary Shares following the exercise of 13,333 Options Granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4. Issue Price : 13,333 Shares @ NZ$2.525

5. Date of Issue : 10 October 2005

6. Number and Class of All Securities Quoted, Including This Issue : 263,986,830 Ordinary Shares

7. Number and Class of All Securities Not Quoted : 10,811,182
   Options to Acquire Ordinary Shares

M D Richardson
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Fisher & Paykel Appliances Holdings Limited

ABN

098026263

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,333

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Issue of 13,333 Ordinary Shares following the exercise of 13,333 Options granted under the Fisher & Paykel Appliances Share Option Plan in August 2002.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,333 Shares @ NZ$2.525 per Ordinary Share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee Share Option Scheme
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 October 2005, inclusive

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	263,986,830	Ordinary

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,811,182	Ordinary Share Options

10   Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change

Part 2 - Bonus issue or pro rata issue

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the +securities will be offered

14   +Class of +securities to which the offer relates

15   +Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19   Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	

21	Amount of any underwriting fee or commission	

22	Names of any brokers to the issue	

23	Fee or commission payable to the broker to the issue	

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

25	If the issue is contingent on +security holders' approval, the date of the meeting	

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	

30	How do +security holders sell their entitlements *in full* through a broker?	

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33	⁺Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

    If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

    Example: In the case of restricted securities, end of restriction period

    (if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   ⁺Quotation of our additional ⁺securities is in ASX's absolute discretion. ASX may quote the ⁺securities on any conditions it decides.

2   We warrant the following to ASX.

   •   The issue of the ⁺securities to be quoted complies with the law and is not for an illegal purpose.

   •   There is no reason why those ⁺securities should not be granted ⁺quotation.

   •   An offer of the ⁺securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

            Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   •   Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any ⁺securities to be quoted and that no-one has any right to return any ⁺securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the ⁺securities be quoted.

   •   We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the ⁺securities to be quoted, it has been provided at the time that we request that the ⁺securities be quoted.

   •   If we are a trust, we warrant that no person has the right to return the ⁺securities to be quoted under section 1019B of the Corporations Act at the time that we request that the ⁺securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary)   Date: 10 October 2005

Print name: M D Richardson

== == == == ==

**Fisher & Paykel
Appliances Holdings
Limited**




78 Springs Road, East Tamaki
P O Box 58546, Greenmount
Auckland, New Zealand

Telephone: +64-9-273 0600
Facsimile: +64-9-273 0609

www.fisherpaykel.com

28 September 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
UNITED STATES OF AMERICA

**Re: Fisher & Paykel Appliances Holdings Limited
File # 82-34868**

The attached documents were lodged with the Australian [ASX] and New Zealand Stock Exchanges [NZX] on 28 September 2005.

Accordingly a copy of this document is furnished to satisfy the requirements of Rule 12g3-2(b); file reference # 82-34868.

Yours faithfully

PP

M D Richardson
Chief Financial Officer

Enclosures:
ASX / NZX 28 September 2005; Clyde, Ohio – Chosen for New Manufacturing Site

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Headline CLYDE, OHIO – CHOSEN FOR NEW MANUFACTURING SITE

Announcement text Fisher & Paykel Appliances Holdings Limited
FPA STOCK EXCHANGE RELEASE ASX / NZX 28 SEPTEMBER 2005

CLYDE, OHIO – CHOSEN FOR NEW MANUFACTURING SITE

Fisher & Paykel Appliances is to locate its new manufacturing facility in the United States in Clyde, Ohio. In July this year the Company announced that it would be relocating its Smart Drive clothes washer line that is currently located in Cleveland, Australia and a motor manufacturing line, located in Auckland, New Zealand, to a North American site.

"Clyde is central to our major customers in the USA," said John Bongard, CEO and Managing Director, "our motives for moving to an American location were to reduce costs of production, freight and working capital associated with supplying that market, and this can be achieved by being in Ohio."

Clyde also offers a good infrastructure with a number of companies capable of supporting the production of washing machines and motors that will be manufactured on the site.

The plant is expected to be operational by the end of the current fiscal year.

Contact : Brian Nowell
Fisher & Paykel Appliances
Phone +64 (9) 273 0600

Embargo Until None

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- FPA to Announce Half Year Result on 10 November 2005
  Released - 3 Oct 2005 at 10:11:37 AM
- CLYDE, OHIO – CHOSEN FOR NEW MANUFACTURING SITE
  Released - 28 Sep 2005 at 08:48:47 AM
- Notice of Issue of Securities
  Released - 22 Sep 2005 at 01:22:17 PM
- Notice of Issue of Securities
  Released - 6 Sep 2005 at 03:46:03 PM
- New Issue Announcement - Correction
  Released - 5 Sep 2005 at 09:23:08 AM

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Logged in (1)

- *L Ross*

Fisher & Paykel Appliances Holdings Limited

FPA STOCK EXCHANGE RELEASE ASX / NZX 28 SEPTEMBER 2005

CLYDE, OHIO – CHOSEN FOR NEW MANUFACTURING SITE

Fisher & Paykel Appliances is to locate its new manufacturing facility in the United States in Clyde, Ohio. In July this year the Company announced that it would be relocating its Smart Drive® clothes washer line that is currently located in Cleveland, Australia and a motor manufacturing line, located in Auckland, New Zealand, to a North American site.

"Clyde is central to our major customers in the USA," said John Bongard, CEO and Managing Director, "our motives for moving to an American location were to reduce costs of production, freight and working capital associated with supplying that market, and this can be achieved by being in Ohio."

Clyde also offers a good infrastructure with a number of companies capable of supporting the production of washing machines and motors that will be manufactured on the site.

The plant is expected to be operational by the end of the current fiscal year.

Contact   :   **Brian Nowell**
Fisher & Paykel Appliances
Phone +64 (9) 273 0600